SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                              Rosetta Genomics Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value NIS 0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    M82183100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 March 30, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

CUSIP No.  M82183100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     George A. Weiss

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     542,490

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     642,490

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     642,490

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

                                                                          [_]
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.7%

12.  TYPE OF REPORTING PERSON

     IN

CUSIP No.    M82183100
             ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Frederick E. Doucette III

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     542,490

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     642,490

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     642,490

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

                                                                          [_]
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.7%

12.  TYPE OF REPORTING PERSON

     IN

CUSIP No.    M82183100
             ---------------------

1.   NAME OF REPORTING PERSONS
     Weiss Multi-Strategy Advisers LLC


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     542,490

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     642,490

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     642,490

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

                                                                          [_]
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.7%

12.  TYPE OF REPORTING PERSON

CUSIP No.  M82183100
           ---------------------

Item 1(a).  Name of Issuer:

            Rosetta Genomics Ltd.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:


            10 Platt Street
            Rehovot, Israel 76706
            --------------------------------------------------------------------


Item 2(a).  Name of Persons Filing:


            George A. Weiss
            Frederick E. Doucette III
            Weiss Multi-Strategy Advisers LLC
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:


            George A. Weiss
            c/o Weiss Multi-Strategy Advisers LLC
            One State Street, 20th Floor
            Hartford, CT 06103

            Frederick E. Doucette III
            c/o Weiss Multi-Strategy Advisers LLC
            One State Street, 20th Floor
            Hartford, CT 06103

            Weiss Multi-Strategy Advisers LLC
            One State Street, 20th Floor
            Hartford, CT 06103
            --------------------------------------------------------------------

Item 2(c).  Citizenship:


            George A. Weiss - United States
            Frederick E. Doucette III - United States
            Weiss Multi-Strategy Advisers LLC - Delaware
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:


            Common Stock, par value NIS 0.01 per share
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:


             M82183100
            ____________________________________________________________________


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          George A. Weiss:  642,490 shares
          Frederick E. Doucette III:  642,490 shares
          Weiss Multi-Strategy Advisers LLC:  642,490 shares
          ----------------------------------------------------------------------

     (b)  Percent of class:

          George A. Weiss:  5.7%
          Frederick E. Doucette III:  5.7%
          Weiss Multi-Strategy Advisers LLC:  5.7%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which George A. Weiss has:

          (i)   Sole power to vote or to direct the vote
                                                         0
                                                         ----------------------,


          (ii)  Shared power to vote or to direct the vote
                                                          542,490
                                                          ---------------------,


          (iii) Sole power to dispose or to direct the
                disposition of                            0
                                                          ---------------------,

          (iv)  Shared power to dispose or to direct the
                disposition of                            642,490
                                                          ---------------------.

          Number of shares as to which Frederick R. Doucette III has:

          (i)   Sole power to vote or to direct the vote
                                                         0
                                                         ----------------------,


          (ii)  Shared power to vote or to direct the vote
                                                          542,490
                                                          ---------------------,


          (iii) Sole power to dispose or to direct the
                disposition of                            0
                                                          ---------------------,

          (iv)  Shared power to dispose or to direct the
                disposition of                            642,490
                                                          _____________________.

          Number of shares as to which Weiss Multi-Strategy Advisers LLC has:

          (i)   Sole power to vote or to direct the vote
                                                         0
                                                         ----------------------,


          (ii)  Shared power to vote or to direct the vote
                                                          542,490
                                                          ---------------------,


          (iii) Sole power to dispose or to direct the
                disposition of                            0
                                                          ---------------------,

          (iv)  Shared power to dispose or to direct the
                disposition of                            642,490
                                                          ---------------------.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

          N/A
          ----------------------------------------------------------------------


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          N/A
          ----------------------------------------------------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

          N/A
          ----------------------------------------------------------------------


Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

          N/A
          ----------------------------------------------------------------------


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          N/A
          ----------------------------------------------------------------------

Item 10.  Certifications.

     Certification for Rule 13d-1(c): By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        May 2, 2007
                                        ----------------------------------------
                                                        (Date)

                                        /s/ George A. Weiss (1)
                                        ----------------------------------------
                                        George A. Weiss


                                        /s/ Frederick E. Doucette (1)
                                        ----------------------------------------
                                        Frederick E. Doucette


                                        Weiss Multi-Strategy Advisers LLC (1)

                                        By: /s/ George A. Weiss
                                        ----------------------------------------
                                        Title:  Managing Member

(1) The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

                                                                      Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13G dated April 2, 2007 relating to the Common Stock, par value NIS 0.01 per share, of Rosetta Genomics Ltd. shall be filed on behalf of the undersigned.


                                        May 2, 2007
                                        ----------------------------------------
                                                        (Date)

                                        /s/ George A. Weiss
                                        ----------------------------------------
                                        George A. Weiss


                                        /s/ Frederick E. Doucette
                                        ----------------------------------------
                                        Frederick E. Doucette


                                        Weiss Multi-Strategy Advisers LLC

                                        By: /s/ George A. Weiss
                                        ----------------------------------------
                                        Title:  Managing Member




SK 25405 0001 760621